Exhibit 99.1

Quantum eMotion Begins Trading on NYSE American Under the Ticker "QNC"

MONTREAL, February 24, 2026 – Quantum eMotion Corp. (TSXV: QNC; FSE: 34Q0; NYSE American: QNC) (“QeM” or the “Company”) is pleased to announce that the shares of the Company have begun trading on the NYSE American LLC (“NYSE American”).

The uplisting to the NYSE American follows the Company’s previously announced approval and marks a significant advancement in the Company’s strategy to expand its U.S. shareholder base and increase its U.S. capital markets exposure.

Francis Bellido, Chief Executive Officer of QeM remarked, "Today marks the start of an exciting new period for Quantum eMotion. One which enables us to have broad access to the largest capital market in the world. This will allow even more investors to participate in our exciting future and positions us to continue our work pioneering innovative quantum cybersecurity solutions globally."

The Company trades on the NYSE American under the ticker “QNC” and will remain listed on the TSX Venture Exchange under the same symbol. QeM trades the Frankfurt Stock Exchange under the symbol “34Q0”. Following the listing, the company will have ceased trading on the OTCQB market. Yorkville Securities, LLC acted as adviser to the Company in connection with the listing on the NYSE American.

The content of this news release has been reviewed on behalf of the Company and approved by Francis Bellido, Chief Executive Officer of Quantum eMotion Corp.

About Quantum eMotion

The Company's mission is to address the growing demand for affordable hardware and software security for connected devices. Thanks to its patented Quantum Random Number Generator, QeM has become a pioneering force in classical and quantum cybersecurity solutions. This security solution exploits quantum mechanics' built-in unpredictability and promises to provide enhanced protection for high-value assets and critical systems. For further information, please visit our website at https://www.quantumemotion.com/ or contact us at: info@quantumemotion.com

The Company intends to target highly valued Financial Services, Healthcare, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Krown Technologies and Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please visit our website at https://www.quantumemotion.com/ or contact:

Francis Bellido, Chief Executive Officer

Tel: 514.956.2525

Email: info@quantumemotion.com

Website: www.quantumemotion.com

Cautionary Note regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable securities laws, which is based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such forward-looking statements and forward-looking information include, but are not limited to, statements concerning the Company’s expectations with respect to the commencement of trading of the Company’s common shares on NYSE American; the expected cessation of trading on the OTCQB; the anticipated benefits of the NYSE American listing; and the Company’s business strategy, target markets and growth initiatives. Forward-looking statements or forward-looking information relate to future events and future performance and include statements regarding the expectations and beliefs of management based on information currently available to the Company. Such forward-looking statements and forward-looking information often, but not always, can be identified by the use of words such as “plans”, “expects”, “potential”, “is expected”, “anticipated”, “is targeted”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or forward-looking information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or forward-looking information, including, without limitation, risks and uncertainties relating to delays in or failure to complete listing-related processes, the Company’s ability to maintain compliance with applicable exchange requirements, changes in market conditions,, the value of the Company’s intangible assets, completing proof of concept studies, protecting intangible assets rights, timing and availability of external financing on acceptable terms or at all, the possibility that future results will not be consistent with the Company’s expectations, increases in costs, changes in legislation and regulation, changes in economic and political conditions and other risks inherent to the cybersecurity industry and new technologies, such as risk of obsolescence, slow adoption and competing technological advances; and those risks set out in the Company’s public documents filed on SEDAR+ at www.sedarplus.ca.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that could cause results not to be as anticipated, estimated or intended. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filings that are available at www.sedarplus.ca. The Company provides no assurance that forward-looking statements or forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.